(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

1-12302 (Commission File Number)

For Period Ended:October 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BARNES & NOBLE, INC.

Full Name of Registrant

N/A

Former Name if Applicable:

122 Fifth Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10011

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, a special committee (the “Committee”) of the Board of Directors of Barnes & Noble, Inc. (the “Company”) is conducting an internal review of the Company’s historical stock option grant practices. The Committee, which has retained independent legal counsel, is working to complete its review of the Company’s historical stock option grant practices in a timely manner.

At this time, the Committee and independent legal counsel have not finished their work and have not reached any conclusions. As a result, the determination of whether the Company will be required to record additional non-cash stock based compensation expense related to stock option grants has not been made.

Based on the current status of the Committee’s review, the Company was not able to file its Quarterly Report on Form 10-Q for the quarter ended October 28, 2006 and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

The Company plans to become current in its periodic reports required under the Securities Exchange Act of 1934, as amended, as soon as practicable following the completion of the Committee’s review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph J. Lombardi (Name)	(212) (Area Code)	633-3215 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s sales for the third quarter increased 3% to $1.1 billion. Barnes & Noble store sales increased 4% to $972.1 million, with comparable store sales increasing 2.0% for the quarter. B. Dalton sales were $20.5 million for the quarter, a 28% decrease due to store closings and a 5.0% comparable store sales decline. Barnes & Noble.com sales were $95.8 million for the quarter, a 0.5% comparable sales decline compared to the prior year period.

The Company’s third quarter preliminary net losses were $2.8 million or $0.04 per share. Third quarter results include a $0.03 per share impact due to stock compensation expense as the Company has adopted Statement of Financial Accounting Standards No. 123(R) (as amended), “Share-Based Payment” (SFAS 123(R)), and began expensing stock options at the beginning of fiscal year 2006.

As discussed above, the Company will not be in a position to finalize its financial results and the related financial statements until the Committee has completed its internal review of the Company’s historical option grant practices with the assistance of independent legal counsel, and the Company is able to determine what, if any, impact the results of that investigation will have on its financial statements.

BARNES & NOBLE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 7, 2006	By:	/s/ Joseph J. Lombardi
Joseph J. Lombardi
Chief Financial Officer